Exhibit 99.

PRESS RELEASE

ROSTELECOM REPORTS ON THE MEETING OF THE NEW BOARD OF DIRECTORS

Moscow — June 26, 2006 — Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia’s national long-distance telecommunications operator, today announced the results of the new Board of Directors meeting held on June 24, 2006.

Following the Annual General Shareholders’ Meeting, the meeting of the new Board of Directors has been held. Alexander Kiselev, General Director of Svyazinvest, was elected as the Chairman of the Board and Dmitry Yerokhin, General Director of Rostelecom, was elected as the Deputy Chairman of the Board.

The Board confirmed to be independent directors:

•                     Vladimir Bobin, Deputy General Director of CIT Finance Investment Bank;

•                     Valery Degtyarev, General Director of Professional Telecommunications;

•                     Natalia Terentyeva, Head of Internal Audit of CTC-Media, Inc., Moscow office.

Vladimir Bobin, Valery Degtyarev and Natalia Terentyeva joined the new Audit Committee. Valery Degtyarev was elected the Committee’s chairman and Elena Selvich, Director of Finance Department of Svyazinvest, was elected as the Committee’s non-voting member with only «observer» status.

The Board of Directors also confirmed that Natalia Terentieva met the qualifications for «audit committee financial expert» as defined in applicable U.S. securities legislation.

The Board of Directors elected the new Strategic Planning Committee:

•                     Sergei Kuznetsov — the Chairman, First Deputy General Director of Svyazinvest;

•                     Vladimir Bobin, Deputy General Director of CIT Finance Investment Bank;

•                     Yevgeny Chechelnitsky, Deputy Head of the Federal Communications Control Service;

•                     Valery Degtyarev, General Director of Professional Telecommunications;

•                     Dmitry Yerokhin, General Director of Rostelecom;

•                     Andrei Gaiduk, Deputy General Director — Financial Director of Rostelecom.

New members to the Nominations and Remuneration Committee were also elected:

•                     Natalia Terentyeva — the Chairman, Head of Internal Audit of CTC-Media, Inc., Moscow office;

•                     Vladimir Bobin, Deputy General Director of CIT Finance Investment Bank;

•                     Valery Degtyarev, General Director of Professional Telecommunications;

•                     Irina Ragozina, Director of Corporate Governance Department of Svyazinvest.

Rostelecom’s Board of Directors appointed new Management Board to serve starting from July 1, 2006 to June 30, 2007:

•                     Vladimir Terekhov, First Deputy General Director of Rostelecom;

•                  Sergei Akopov, Deputy General Director — Administrative Director of Rostelecom;

•                  Stanislav Avdiyants, Executive director — Director for Economic and Tariff Policies of Svyazinvest;

•                  Yury Bilibin, Adviser to General Director of Svyazinvest;

•                  Andrei Gaiduk, Deputy General Director — Financial Director of Rostelecom;

•                  Yevgeny Gerasimov, Deputy General Director — Director of Rostelecom’s North-Western branch;

•                  Dmitry Gurevich, Deputy General Director — Project Management Director of Rostelecom;

•                  Alexander Isaev, Deputy General Director — Director of Rostelecom’s Intercity and International Telephone (MMT) branch;

•                  Anton Klimenko, Director for Public and Investor Relations of Rostelecom;

•                  Vladimir Mironov, Deputy General Director of Rostelecom;

•                  Galina Rysakova, Deputy General Director — Director for Organizational Development and Human Resources of Rostelecom;

•                  Roman Frolov, Chief Accountant of Rostelecom.

In accordance with the clause 27.3 of the Company’s Charter, the Management Board will be headed by Dmitry Yerokhin, General Director of Rostelecom.

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Certain statements in this press release are “forward-looking statements” within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company’s operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U. S. Securities and Exchange Commission. Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.

For further details please contact

Rostelecom PR and IR Department
Tel.: + 7 499 973 9920
Fax: + 7 499 973 9977
e-mail: rostelecom@rostelecom.ru